UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-34929

                  SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7010000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, further to its Report of a Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 7, 2015, the Tel-Aviv Stock Exchange (“TASE”) has approved the dual listing of the Company’s ordinary shares on the TASE. Trading of the Company’s ordinary shares on the TASE is scheduled to commence on Tuesday, December 15, 2015 under the ticker symbol SODA. The Company’s ordinary shares will continue to be listed on the Nasdaq Global Select Market in the United States.

The information in this Form 6-K not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: December 14, 2015	By: /s/ Dotan Bar-Natan
Name: Dotan Bar-Natan
Title: Head of Legal Department